SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Targanta Therapeutics Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

87612C100

(CUSIP Number)

Sean Doherty, General Counsel

111 Huntington Avenue

Boston, Massachusetts 02199

(617) 516-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 15, 2007

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

Note.   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 7 Pages)

CUSIP No. 87612C100	13D	Page 2 of 7 Pages

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Brookside Capital Partners Fund, L.P. EIN No.: 04-3313066
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 2,771,682 shares of Common Stock
8. SHARED VOTING POWER 0 (see Item 5)
9. SOLE DISPOSITIVE POWER 2,771,682 shares of Common Stock
10. SHARED DISPOSITIVE POWER 0 (see Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,771,682 shares of Common Stock (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.15%
14.	TYPE OF REPORTING PERSON PN

Item 1.	Security and Issuer

This Amendment No. 1 to the Schedule 13D, filed on October 25, 2007 (the “Schedule 13D”), relates to shares of Common Stock, $0.0001 par value per share (the “Common Stock”) of Targanta Therapeutics Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 222 Third Street, Suite 2300, Cambridge, Massachusetts 02142. This Amendment No. 1 amends and restates the Schedule 13D to correct an error in Item 4 of the Schedule 13D relating to the number of shares of Series C-3 Convertible Preferred Stock that the Brookside Fund (as defined below) held prior to the Issuer’s initial public offering.

Item 2.	Identity and Background

(a)	This Statement is being filed on behalf of Brookside Capital Partners Fund, L.P., a Delaware limited partnership (the “Brookside Fund”). Brookside Capital Investors, L.P., a Delaware limited partnership (“Brookside Investors”) is the sole general partner of the Brookside Fund. Brookside Capital Management, LLC, a Delaware limited liability company (“Brookside Management”), is the sole general partner of Brookside Investors. Mr. Domenic J. Ferrante is the sole managing member of Brookside Management.

(b)	The principal business address of each of the Brookside Fund, Brookside Investors, Brookside Management and Mr. Ferrante is c/o Brookside Capital, LLC, 111 Huntington Avenue, Boston, MA 02199.

(c)	The principal business of the Brookside Fund is that of an investment partnership.

(d)	None of the Brookside Fund, Brookside Investors, Brookside Management or Mr. Ferrante, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Brookside Fund, Brookside Investors, Brookside Management or Mr. Ferrante, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of Brookside Fund, Brookside Investors and Brookside Management was organized under the laws of the State of Delaware. Mr. Ferrante is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

The source of funds for the purchases of the Issuer’s securities was the working capital of the Brookside Fund.

The consideration for the purchase of the Common Stock (as described under Item 4 below) by the Brookside Fund was $5,750,000 (less fees and expenses).

The Brookside Fund did not borrow any funds to effectuate the transaction whereby the Brookside Fund received securities which are the subject of this filing on Schedule 13D. The Brookside Fund used its own working capital to make the purchase described herein.

Item 4.	Purpose of Transaction

Item 4 is amended and restated as follows:

On October 9, 2007 (the “Pricing Date”), the Brookside Fund agreed to purchase 575,000 shares of Common Stock from the Issuer for the consideration described in Item 3 above (the “Purchase”) and in conjunction with the closing of the Issuer’s initial public offering (“Offering”) on October 15, 2007 (the “Closing Date”) as described below, the Brookside Fund received an additional 2,196,682 shares of Common Stock upon the conversion of certain of its preferred stock into Common Stock.

Prior to the Offering, the Brookside Fund was the beneficial owner of 1,674,390 shares of Series C-3 Convertible Preferred Stock and a warrant to purchase 82,956 shares of Series C-1 Convertible Preferred Stock. All outstanding shares of Series C-1 Convertible Preferred Stock and Series C-3 Convertible Preferred Stock automatically converted into 1.25 shares of the Issuer’s Common Stock (the “Conversion”) upon the closing of the Offering. Not including the shares of Common Stock purchased in the Offering, the total number of shares of Common Stock held by the Brookside Fund (including a warrant exercisable for 103,695 shares of Common Stock) was 2,196,682 shares of Common Stock. Following the Purchase, the Brookside Fund became the beneficial owner of 2,771,682 shares of Common Stock of the Issuer.

The Purchase and Conversion occurred pursuant to and on the terms and conditions set forth in (a) the Amended & Restated Registration Rights Agreement (the “Registration Rights Agreement”), dated January 31, 2007, by and among the Brookside Fund, the Issuer, and the Investors listed therein, (b) the Fourth Amended and Restated Certificate of Incorporation of the Issuer (the “Certificate of Incorporation”) effective as of the Closing Date and (b) the Company’s Prospectus filed pursuant to Rule 424(b)(4) on October 10, 2007 with the Securities and Exchange Commission (the “Prospectus”). The Registration Rights Agreement is attached as Exhibit 4.2 to the Form S-1 Registration Statement filed by the Issuer on May 11, 2007 with the Securities and Exchange Commission. The Form of the Certificate of Incorporation is attached as Exhibit 3.2 to the Form S-1/A Registration Statement filed by the Issuer on September 26, 2007 with the Securities and Exchange Commission.

The purpose of Purchase described above is for investment purposes and the Purchase was made in the ordinary course of business and was not made for the purpose of acquiring control of the Issuer.

However, due to certain provisions of the form of lock-up agreement described in the Prospectus and entered into by and between the Brookside Fund and Credit Suisse Securities (USA) LLC, the Brookside Fund agreed, subject to certain exceptions, for a 180-day period commencing on October 10, 2007 not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Common Stock or securities convertible into or exchangeable or exercisable for any shares of Common Stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock.

Except to the extent the foregoing may be deemed a plan or proposal, the Brookside Fund has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Brookside Fund may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Company

(a)	– (c) The information contained on the cover pages to this Schedule 13D is hereby incorporated herein by reference. The following disclosure assumes that there are 20,969,174 shares of Common Stock issued and outstanding as of the Closing Date based on representations made in the Prospectus.

As of the Closing Date and taking into account the transactions described in Item 4, the Brookside Fund beneficially owns and has sole power to vote and sole power of disposition over 2,771,682 shares of Common Stock of the Issuer representing approximately 13.15% of the shares of Common Stock outstanding.

Brookside Investors, as the sole general partner of the Brookside Fund, may be deemed to share voting and dispositive power with respect to 2,771,682 shares of Common Stock currently held by the Brookside Fund, representing approximately 13.15% of the shares of Common Stock outstanding. The filing of this Statement shall not be construed as an admission that Brookside Investors is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by the Brookside Fund.

Brookside Management as the sole general partner of Brookside Investors, may be deemed to share voting and dispositive power with respect to 2,771,682 shares of Common Stock currently held by the Brookside Fund, representing approximately 13.15% of the shares of Common Stock outstanding. The filing of this Statement shall not be construed as an admission that Brookside Management is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by the Brookside Fund.

Mr. Ferrante may be deemed to share voting and dispositive power with respect to 2,771,682 shares of Common Stock currently held by the Brookside Fund in his capacity as the sole managing member of Brookside Management, representing approximately 13.15% of the shares of Common Stock outstanding. The filing of this Statement shall not be construed as an admission that Mr. Ferrante is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by the Brookside Fund.

(d)	Except as otherwise described in Item 5, no one other than the Brookside Fund has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Brookside Fund as described in Item 5.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated by reference in Items 4 and 5 is hereby incorporated herein by reference. The Brookside Fund is not a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except, as disclosed in Items 4 and 5 above.

Item 7.	Material to be Filed as Exhibits

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: November 2, 2007

BROOKSIDE CAPITAL PARTNERS FUND, L.P.

By:	/s/ Domenic J. Ferrante
Name:	Domenic J. Ferrante
Title:	Managing Director